Stolt Offshore S.A.                                         [Graphic omitted]

NEWS RELEASE

     Stolt Offshore S.A. Awarded $280 million Deepwater Moho-Bilondo Project

London, England - September 8, 2005 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), today announced that it had been awarded a contract valued at approximately $280 million by Total E&P Congo for the Moho-Bilondo deepwater field development offshore Congo.

The contract is for the engineering, procurement, supply and installation of umbilicals and flowlines. The scope of work will include installation and pre-commissioning of approximately 88 kilometres of flowlines and oil and gas export pipelines, as well as including 18 kilometres of flexible flowlines, and a well control umbilical, in water depths of up to 800 metres.

The procurement and engineering phase has already started. NKT Flexibles I/S, a Stolt Offshore joint venture company, will manufacture and supply the dynamic flexible risers and the static flexible lines. Offshore installation is scheduled to commence in 2007 through to early 2008 and the principal vessels involved in installation will be the Seaway Polaris and Seaway Falcon.

Bruno Chabas, Chief Operating Officer said "We are delighted to be awarded this contract by Total E&P Congo, which demonstrates our ability to deliver the technological solutions that our customers require for deepwater subsea construction. A key success factor to this contract being awarded to Stolt Offshore was our ability to use our joint venture company, NKT Flexibles I/S, for the provision of flexible flowlines. This substantial contract award further expands our strong presence in the West African market and is a significant addition to our backlog for 2006 and 2007."

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Deborah Keedy/Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@stoltoffshore.com
julian.thomson@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
egonda@brunswickgroup.com

If you no longer wish receive our press releases please contact kelly.good@stoltoffshore.com

            Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172

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